UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Hartville Group, Inc.
(Exact name of registrant as specified in its charter)

Nevada	94-3360099

(State of incorporation or organization)	(IRS Employer Identification No.

3840 Greentree Ave. SW, Canton, Ohio	44706

(Address of principal executive offices)	(Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
Securities Act registration statement file number to which this form relates: __________________________________
(if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.
     The following description is a summary of the material terms of the provisions of the Registrant’s Articles of Incorporation and Bylaws with respect to its Common Stock and is qualified in its entirety by reference to such documents. The Articles of Incorporation and Bylaws have been filed as exhibits to this registration statement.
General
     The Registrant is authorized to issue 50,000,000 shares of common stock with a par value of $0.001 per share and 5,000,000 shares of preferred stock with a par value of $0.01 per share. As of April 27, 2006, there were 19,630,508 shares of the Registrant’s common stock issued and outstanding. All shares of common stock outstanding are validly issued, fully paid and non-assessable.
     As of April 27, 2006, there were no preferred shares issued and outstanding. The preferred stock, which is commonly known as “blank check preferred,” may be issued by the Board of Directors with rights, designations, preferences and other terms, as may be determined by the directors, in their sole discretion, at the time of issuance.
Voting Rights
     Each share of the Registrant’s common stock entitles the holder to one (1) vote, either in person or by proxy, at meetings of stockholders. The stockholders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent (50%) of the total voting rights can elect all of the Registrant’s directors and, in such event, the holders of the remaining minority shares will not be able to elect any such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify, or consent to such act or action, except as otherwise provided by law.
Dividend Policy
     Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. The Registrant has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for development of the Registrant’s business. Any future disposition of dividends will be at the discretion of the Registrant’s Board of Directors and will depend upon, among other things, the Registrant’s future earnings, if any, operating and financial condition, capital requirements, and other factors.
Miscellaneous Rights and Provisions.
     Holders of the Registrant’s common stock have no preemptive rights. Upon the Registrant’s liquidation, dissolution or winding up, the holders of the Registrant’s common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Registrant’s debts and other liabilities. All outstanding shares of the Registrant’s common stock are fully paid and non-assessable.
Anti-Takeover Effects of Provisions of the Articles of Incorporation
     The authorized but unissued shares of the Registrant’s common stock are available for future issuance without the Registrant’s stockholders’ approval. These additional shares may be utilized for a variety of corporate purposes, including, but not limited to, future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans. The issuance of such shares may also be used to deter a potential takeover of the Registrant that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the desires of the Registrant’s Board of Directors. A takeover may be beneficial to stockholders because, among other reasons, a potential suitor may offer stockholders a premium for their shares of stock compared to the then-existing market price.
     The existence of authorized but unissued and unreserved shares of preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which would render more difficult or discourage an attempt to obtain control of the Registrant by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Registrant’s management.
Item 2. Exhibits.

Exhibit	Description

3.1(1)	Amended and Restated Articles of Incorporation

3.2(2)	Amended and Restated Bylaws

3.1(3)	Certificate of Amendment to Articles of Incorporation

4.1(1)	Form of Common Stock Certificate

4.2(4)	Form of Convertible Debenture

4.3(4)	Form of Common Stock Purchase Warrant
(1)	Filed as an Exhibit to the Registrant’s registration statement on Form SB-2 (File No. 333-48544) filed on October 25, 2000 and incorporated herein by reference.
(2)	Filed as an Exhibit to the Registrant’s Form 10-QSB filed on May 16, 2005 and incorporated herein by reference.
(3)	Filed as an Exhibit to the Registrant’s Form 8-K filed on September 16, 2002 and incorporated herein by reference.
(4)	Filed as an Exhibit to the Registrant’s Form 8-K filed on October 27, 2005 and incorporated herein by reference.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Hartville Group, Inc.

May 10, 2006	By:	/s/ Dennis C. Rushovich

Dennis C. Rushovich President and Chief Executive Officer